Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of November 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: November 14, 2007

List of materials

Documents attached hereto:


i) Press release announcing Determination of Final Terms of Stock Acquisition Rights for the Purpose of Granting Stock Options



                                                        Sony Corporation
                                                        1-7-1 Konan, Minato-ku
                                                        Tokyo, 108-0075 Japan

                                                        November 14, 2007


            Determination of Final Terms of Stock Acquisition Rights
                   for the Purpose of Granting Stock Options

Sony Corporation (the "Corporation") announced today that the final terms of Stock Acquisition Rights for the purpose of granting stock options, which issues were resolved at the meeting of its Board of Directors held on October 25, 2007, have been determined as set forth below.

The Fourteenth Series of Stock Acquisition Rights
-------------------------------------------------

1.   Aggregate number of Stock Acquisition Rights:

          7,962

2. Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:

                                                     Number of persons
                                            (Number of Stock Acquisition Rights)

     Directors of the Corporation                        10 (180)
     Corporate executive officers of the Corporation      5 (2,040)
     Employees of the Corporation                       212 (3,090)
     Director of the subsidiaries of the Corporation     85 (1,257)
     Employees of the subsidiaries of the Corporation   121 (1,395)
                                                 total: 433 (total: 7,962)


3.   Payment in exchange for Stock Acquisition Rights:

          The Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

4. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:

          796,200 shares of common stock of the Corporation
          The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares.

5.   Amount of assets to be contributed upon exercise of Stock Acquisition
     Rights:

          551,400 yen per Stock Acquisition Right
          (5,514 yen per share) (Exercise Price)

The Fifteenth Series of Stock Acquisition Rights
------------------------------------------------

1.   Aggregate number of Stock Acquisition Rights:

          15,844

2. Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:
                                                     Number of persons
                                            (Number of Stock Acquisition Rights)

     Corporate executive officers of the Corporation       2 (4,300)
     Director of the subsidiaries of the Corporation      34 (2,179)
     Employees of the subsidiaries of the Corporation    704 (9,365)
                                                  total: 740 (total: 15,844)

3.   Payment in exchange for Stock Acquisition Rights:

          The Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

4. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:

          1,584,400 shares of common stock of the Corporation
          The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares.

5.   Amount of assets to be contributed upon exercise of Stock Acquisition
     Rights:

          4,815.00 US dollars per Stock Acquisition Right
          (48.15 US dollars per share) (Exercise Price)